WOODSIDE

RECEIVED
2004 DEC 29 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

13 December 2004

04054161

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Guangdong LNG agreement, lodged with the Australian Stock Exchange on 13 December 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
JAN 07 2005
THOMSON FINANCIAL

1954 2004

ASX ANNOUNCEMENT
(ASX: WPL)

MONDAY, 13 DECEMBER 2004
8:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

GUANGDONG LNG AGREEMENT

Please find attached a News Release issued by North West Shelf Australia LNG Pty. Ltd. on behalf of the North West Shelf Venture participants, and the Guangdong Dapeng LNG Company Ltd.

NEWS RELEASE

Monday, 13 December 2004
8:00am (WST)

GUANGDONG LNG AGREEMENT

North West Shelf Australia LNG, on behalf of the North West Shelf Venture participants, and the Guangdong Dapeng LNG Company Ltd. (GDLNG) advise that agreements have been finalised for the sale and purchase agreement for LNG supply to Guangdong, China.

Since the signature of the conditional sale and purchase agreement in October 2002 in Canberra for a 25-year supply, the North West Shelf LNG Sellers and GDLNG have worked towards satisfaction of conditions precedent to the LNG sale and purchase agreement. All conditions in the contract have now been satisfied.

Finalisation of the agreement concludes the first phase of the Guangdong LNG project and meets the requirements of the project Feasibility Study Report, which was approved by the Chinese Government in October 2003.

The fully effective sale and purchase agreement was signed at a special ceremony in Perth on 12 December 2004, together with various shipping agreements in satisfaction of the sale and purchase agreement conditions precedent.

Wu Zhenfang, Chairman of Guangdong Dapeng LNG Company Ltd said that the conclusion of the LNG supply contract was a major milestone in the development of the Guangdong LNG project.

"The Guangdong LNG project is the start of a very important journey for China in developing a world-class natural gas industry," Mr Wu said.

"We are very pleased to have reached this important milestone and look forward to the next stage of our partnership with the supply of LNG in 2006."

John Banner, President of North West Shelf Australia LNG said that the conclusion of the deal was a good example of co-operation between industry and governments in Australia and China.

"This is an important milestone and all parties should feel proud of playing a role in the development of China's first LNG project," Mr Banner said.

"We look forward to the day when the first cargo of LNG leaves Australian shores for China in 2006 and to opportunities on how we can support the expected rapid growth in LNG demand in Guangdong."

The finalisation of LNG supply arrangements now clears the way for other components of the overall commercial package negotiated with China to come into effect. These components are:

- Equity participation in the North West Shelf Venture by CNOOC Limited
- Shipping arrangements through a Sino-Australian joint venture
- Australia-China Natural Gas Technology Partnership Fund

The six equal participants in the North West Shelf Venture are: BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; Shell Development (Australia) Proprietary Limited; and Woodside Energy Ltd (Operator).

The Guangdong Dapeng LNG Company Ltd. participants are:

CNOOC Gas & Power Limited	33%
Pearl River Delta Investments Limited	15%
Guangdong Investments Limited	15%
Shenzhen Gas Corporation Limited	10%
Guangdong Yudean Group Co., Ltd.	6%
Guangzhou Gas Company	6%
Shenzhen Energy Group Co., Ltd.	4%
Dongguan Fuel Industrial General Company	2.5%
Foshan Municipal Gas General Company	2.5%
Hongkong & China Gas Investment Limited	3%
Hongkong Electric (Natural Gas) Limited	3%

MEDIA INQUIRIES
Guangdong Dapeng LNG Company Ltd
Mr Cai Xianhe
General Manager, LNG Department
CNOOC Gas & Power Ltd
Tel +86 (0)10 8452 1696

MEDIA INQUIRIES
North West Shelf Australia LNG Pty. Ltd.
Mr Tony Johnson
Corporate Affairs Coordinator
NWS Venture
Tel: + 61 8 9348 5034
Mob: +61 417 916 638

Guangdong Dapeng LNG Company Ltd
11/F, Times Financial Centre
4001 Shennan Road, Shenzhen
Guangdong Province
Peoples Republic of China 518034
Tel: +86 (0)755 3332 6888
Fax: +86 (0)755 3332 6887
Internet: www.dplng.com

North West Shelf Australia LNG Pty Ltd
QV1 Building
250 St Georges Terrace
Perth Western Australia 6000
Tel: +61 8 9213 4670
Fax: +61 8 9213 4671
Internet: www.nwsalng.com.